Congressional Effect Family of Funds
420 Lexington Avenue, Suite 601
New York, New York  10170
888-523-4233

April 29, 2010

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Congressional Effect Family of Funds (“Trust”) (File Nos. 333-148558 and 811-22164) on behalf of the Congressional Effect Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Mr. Dominic Minore of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Minore on April 26, 2010 in connection with the review of Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A, filed electronically on March 3, 2010.  Set forth below is a summary of Mr. Minore’s oral comments and the Trust’s responses thereto.

In addition, pursuant to (1) the Securities Act of 1933, as amended and Rule 485(b) thereunder; (2) the Investment Company Act of 1940, as amended; and (3) Regulation S-T, we are enclosing with this correspondence for filing on behalf of the Trust Post-Effective Amendment No. 4 to the Trust’s Registration Statement, incorporating responses to your comments as discussed below (the “Amendment”). In accordance with Rule 485(b)(4), we hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

Cover page of the Prospectus:

1.	Comment:
On the cover page of the Prospectus, remove the following sentences: “This Prospectus includes important information about the Congressional Effect Fund (the “Fund”), a series of the Congressional Effect Family of Funds (the “Trust”), which you should know before investing.  You should read the Prospectus and keep it for future reference.  For questions or for Shareholder Services, please call 888-553-4233.”

Response:	These sentences have been removed.

Summary section of the Prospectus (the “Summary”):

2.	Comment:	On page 3 of the Summary, remove the footnote in the description of Shareholder Fees and incorporate the content of the footnotes into the parenthetical following “Redemption Fee”.

Response:
The footnote has been removed and its content has been incorporated into the parenthetical following “Redemption Fee”, which now reads “(as a percentage of amount redeemed (sold) within sixty (60) days of the initial purchase of shares in the Fund)”.

3.	Comment:
In the footnote to the fee table on page 3, remove the reference to the effective date of the current expense limitation agreement and remove any reference to the former expense limitation agreement. Additionally, if Congressional Effect Management, LLC (the “Advisor”) is entitled to recoup any expenses waived under the expense limitation agreement, please indicate this in footnote 1.

Response:
The footnote to fee table on page 3 has been revised to describe only one expense limitation agreement, and also provides detail on the manner in which the Advisor may recoup expenses waived or reimbursed under the expense limitation agreement. The footnote to the fee table now reads as follows (with new language in bold):

1  Congressional Effect Management, LLC (the “Advisor”) has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 1.75%. Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 1.75% expense limitation. The current contractual agreement cannot be terminated prior to May 31, 2011 without the Board of Trustees’ approval.

4.	Comment:	In the introduction to the Expense Example beginning on page 3, confirm that the expense example only reflects the fee waiver for the first year.

Response:	The introductory paragraph to the Expense Example on page 3 has been amended and now reads (with new language in bold):

“This expense example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.

The expense example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until May 31, 2011.  Although your actual costs may be higher or lower, based on these assumptions your cost would be:”

5.	Comment:
In the Portfolio Turnover section on page 4, remove the reference to the Fund’s investment strategy’s relation to the portfolio’s turnover rate, and add this language to the immediately following Principal Investment Strategy of the Fund section.

Response:
The description of the relationship between the Fund’s strategy and its turnover rate has been moved from the Portfolio Turnover section, and the Principal Investment Strategy of the Fund section on page 4 now reads as follows (with new language in bold):

The Fund’s principal investment strategy is generally designed to invest in the S&P 500 on days when Congress is “out of session” (not meeting) and to invest in interest-bearing domestic securities or to otherwise be out of the stock market when Congress is “in session” (meeting).  The Advisor believes that the Fund’s investment methodology minimizes investment exposure and risk when Congress is in session, while fully investing in the S&P 500 when Congress is out of session.   Since the Fund generally will not be exposed to the U.S. stock market when Congress is in session, the Fund may not be able to achieve its goal of capital appreciation during these periods. Additionally, because the Fund’s investment strategy involves movements of a substantial portion of the portfolio in and out of the stock market, the Fund’s portfolio turnover rate is substantial.

6.	Comment:
On page 4, in both the Principal Investment Strategy of the Fund and the Principal Risks of Investing in the Fund sections, incorporate more disclosure from the non-Summary section of the Prospectus. Specifically, further indicate how the Advisor determines which securities to buy and sell, as disclosed in the non-Summary section of the Prospectus pursuant to Item 9(b) of Form N-1A, and summarize here all of the principal risks included in the Prospectus pursuant to Item 9(c) of Form N-1A. Additionally, add the risk captioned “Tax-Related Risks” regarding capital gains and portfolio turnover from the Summary to the principal risks included in the Prospectus pursuant to Item 9(c).

Response:
The Principal Investment Strategy section on page 4 of the Summary now contains disclosure from the non-Summary section of the Prospectus describing how the Advisor determines which securities to buy and sell, and the Principal Risks of Investing in the Fund section of the Summary now contains a summary of each risk found in the non-Summary section of the Prospectus pursuant to Item 9(c). The Principal Investment Strategy of the Fund section now reads as follows (with new language in bold):

“The Fund’s principal investment strategy is generally designed to invest in the S&P 500 on days when Congress is “out of session” (not meeting) and to invest in interest-bearing domestic securities or to otherwise be out of the stock market when Congress is “in session” (meeting).  The Advisor believes that the Fund’s investment methodology minimizes investment exposure and risk when Congress is in session, while fully investing in the S&P 500 when Congress is out of session.   Since the Fund generally will not be exposed to the U.S. stock market when Congress is in session, the Fund may not be able to achieve its goal of capital appreciation during these periods. Additionally, because the Fund’s investment strategy involves movements of a substantial portion of the portfolio in and out of the stock market, the Fund’s portfolio turnover rate is substantial.

When Congress is in session, the Fund’s goal is for 90% or more of its assets to be out of the U.S. stock market.  Accordingly, when Congress is in session the Fund will generally invest 90% or more of its assets in interest-bearing instruments, including, without limitation, treasury bills, other U.S. government obligations and bonds, collateralized repurchase contracts, money market instruments and money market funds (collectively, “Cash and Cash Equivalents”), or take other appropriate steps to ensure that 90% or more of the Fund’s assets effectively avoid U.S. stock market exposure. For example, if the Fund holds long positions in the S&P 500 index when Congress goes in session, the Fund may convert these positions to Cash and Cash Equivalents by selling them or may enter into offsetting short positions in the S&P 500 index to avoid market exposure.

When Congress is not in session, the Advisor may invest the Fund in one or more types of S&P 500 index futures contracts in order to approximate the performance of the S&P 500; however, in these cases the Fund will typically remain invested in Cash and Cash Equivalents with 90% or more of its assets, in part, in order to collateralize its futures contracts positions.  Accordingly, the Fund will seek to generate capital appreciation from its investments in S&P 500 futures contracts and income from Cash and Cash Equivalents when Congress is not in session.  There is no limit on the amount of the Fund’s assets that may be invested in futures contracts.

Notwithstanding the foregoing, the Fund may also invest 90% or more of its assets in S&P 500 exchange-traded funds (ETFs) or index mutual funds, or may take any other investment approach with such assets to approximate the performance of the S&P 500 when Congress is out of session.”

7.	Comment:	In the introduction to the Performance section on page 5, indicate, if applicable, the toll free number or website address where investors may receive updated performance information.

Response:	The final sentence of the introductory paragraph now contains the Fund’s toll free telephone number and website address.

8.	Comment:	In the Quarterly Returns section on page 5, remove the “Year to Date” information.

Response:	The “Year to Date” information has been removed.

9.	Comment:	For all performance numbers on page 5, indicate negative numbers with a minus sign, rather than with parentheses.

Response:	All negative numbers in the Performance section are now indicated with a minus sign.

10.	Comment:
In the Average Annual Total Returns table on page 5, indicate in a parenthetical that the S&P 500 Index return does not include reductions for fees, expenses or taxes. Additionally, do not italicize the explanatory comments below the table.

Response:	The parenthetical language has been added to the table, and the explanatory language is now in standard font.

11.	Comment:	In each of the Management and the Purchase and Sale of Fund Shares sections on page 6, streamline the language to make each of these sections more concise.

Response:
Each of these sections is now more concise, and where appropriate, language has been removed or moved to appropriate sections outside of the Summary. The Management and the Purchase and Sale of Fund Shares sections now read as follows:

“Management

Congressional Effect Management, LLC serves as the Fund’s investment adviser (the “Advisor”). Mr. Singer is the managing member of the Advisor and has served as the portfolio manager of the Fund since May 23, 2008.

Purchase and Sale of Fund Shares.

The minimum initial investment in the Fund is $1,000 and the minimum subsequent investment is $250 ($100 under an automatic investment plan).  You can purchase or redeem Fund shares on any business day the New York Stock Exchange is open directly from the Fund by mail, facsimile, telephone or bank wire, as follows:

•
Orders by mail should be sent to the Congressional Effect Fund, c/o Matrix Capital Group, Inc., 630 Fitzwatertown Road, Building A, 2nd Floor, Willow Grove, Pennsylvania 19090-1904.  Orders by facsimile should be transmitted to 215.830.8995.  Please call the Fund at 888.553.4233 to conduct telephone transactions or to receive wire instructions for bank wire orders.

•
The Fund has also authorized certain broker-dealers to accept purchase and redemption orders on its behalf.  Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact their broker-dealer directly.”

12.	Comment:
In the Tax Information section on page 6, delete or move to the non-Summary section of the Prospectus the sentence that reads “Distributions on investments made through tax deferred vehicles, such as 401(k) plans or IRAs, may be taxed later upon withdrawal of assets from those accounts”.

Response:	That sentence is now in the discussion regarding taxes at the end of the Prospectus.

Comments to the non-Summary sections of the Prospectus:

13.	Comment:	On page 13, consider whether it is still necessary to provide risk factors regarding “New Advisor Risk” and “New Fund Risk”.

Response:	Both of these principal risks have been removed from the Prospectus.

14.	Comment:
On page 20, the paragraph captioned “Purchases through Securities Firms” should be captioned  “Purchases and Redemptions through Securities Firms”, and the sentence therein describing acceptance of orders should include orders for redemptions.

Response:	The paragraph is now captioned as requested, and the sentence regarding acceptance of orders now reads as follows:

“In addition, orders will be deemed to have been received by the Fund when such authorized broker, or broker-authorized designee, accepts the purchase order or receives the redemption order.”

15.	Comment:	On page 21, in the table providing current capital gains rates, indicate at the top of the table that such rates are current, and may increase in the future.

Response:	The title of the table now reads: “(2010 rates; future tax rates may be higher)”.

Comments to the SAI:

16.	Comment:
Under the Investment Objectives, Policies and Risks section starting on page 3 of the SAI, either confirm that the Fund is able to enter into reverse repurchase agreements and provide an appropriate description and risk disclosure of the same, or indicate that the Fund is not allowed to engage in reverse repurchase agreements.

Response:
Disclosure language has been added to page 6 of the SAI to indicate that the Fund is allowed to engage in reverse repurchase agreements, and the description of such agreements and their attendant risks reads as follows:

Reverse Repurchase Agreements.  The Fund may invest in reverse repurchase agreements, which are repurchase agreements in which the Fund is the seller (rather than the buyer) of the securities, and agrees to repurchase them at an agreed-upon time and price. A reverse repurchase agreement may be viewed as a type of borrowing by the Fund. Reverse repurchase agreements are subject to credit risks. In addition, reverse repurchase agreements create leverage risks because the Fund must repurchase the underlying security at a higher price, regardless of the market value of the security at the time of repurchase. In addition to taxable reverse repurchase agreements, the Fund also may invest in municipal reverse repurchase agreements.

17.	Comment:
In the disclosure captioned “Lending of Portfolio Securities” on page 9 of the SAI, indicate that the Fund will call loans of its securities in the event the Fund needs to vote proxies on a material matter that comes up for vote on such securities, pursuant to the Fund’s fiduciary duties.

Response:	The disclosure regarding Lending of Portfolio Securities has been supplemented, and the amended sentence reads as follows:

The Fund shall retain all voting rights with respect to the loaned securities, and the Fund will call securities subject to a securities loan to vote proxies in the event a material matter comes up for vote, pursuant to the Fund’s fiduciary obligations.

18.	Comment:	Add disclosure describing the characteristics and risks associated with investing in illiquid securities.

Response:	Disclosure regarding illiquid securities has been added to page 5 of the Investment Objectives, Policies and Risks section, and reads as follows:

 Illiquid Investments.  The Fund may invest up to 15% of the value of its net assets in securities that are illiquid securities, provided such investments are consistent with the Fund's investment objective. Illiquid securities are securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, certain options traded in the over-the-counter market and securities used to cover such options. Investment in illiquid securities subjects the Fund to the risk that it will not be able to sell such securities when it may be opportune to do so.

19.	Comment:	Provide information regarding the Trust’s current structure and the qualifications of the Trust’s current trustees, pursuant to Item 17(b) of Form N-1A.

Response:
Disclosure regarding the Trust’s structure and the qualifications of its Trustees has been added beginning on page 17 of the SAI, directly below the table providing information about the Trust’s independent trustees, interested trustees and officers, and reads as follows:

Board Structure

The Trust’s Board of Trustees includes three independent Trustees and one interested Trustee, Mr. Singer, who is Chairman of the Board of Trustees.  The Board has not appointed an independent Trustee to serve as lead independent Trustee because, among other things, the Board’s current and historical small size and the fact that there is a single fund of the Trust permit Trust management to communicate with each independent Trustee as and when needed, and permit each independent Trustee to be involved in each committee of the Board (each a “Committee”) as well as each Board function.  The Board may consider appointing an independent Chairman or a lead independent Trustee in the future, particularly if the Board’s size or the Trust’s complexity materially increases.

With respect to risk oversight, the Board holds four regular meetings each year to consider and address matters involving the Trust and its Fund. During these meetings, the Board receives reports from the Fund’s administrator, transfer agent and distributor, and Trust management, including the Trust’s President, Mr. Singer, and the Trust’s Chief Compliance Officer, David Ganley, on regular quarterly items and, where appropriate and as needed, on specific issues.  As part of its oversight function, the Board also may hold special meetings or communicate directly with the Trust’s officers to address matters arising between regular meetings. The Board has established a committee structure that includes an Audit Committee, Nominating Committee and a Proxy Voting Committee (discussed in more detail below). Each Committee is comprised entirely of independent Trustees.

Qualification of Trustees

The Board has considered each Trustee's experience, qualifications, attributes and skills in light of the Board’s function and the Trust’s business and structure, and has determined that each Trustee possesses experience, qualifications, attributes and skills that enable the Trustee to be an effective member of the Board.  In this regard, the Board has considered the following specific experience, qualifications, attributes and/or skills for each Trustee:

Mr. Singer has experience as an investor, including his roles as principal and portfolio manager of the Adviser and, previously, as a managing director of several other investment firms and additional experience in investment banking.  Mr. Cresci has business experience as a managing director of an investment management firm.  In addition, he has served on a number of other boards and advisory committees.  Mr. Ripp has business experience as president of an independent investment research company and as president of an investment bank. Mr. Solomon has business experience as a chairman of a litigation consulting firm.

The Board has determined that each of the Trustees’ careers and background, combined with their interpersonal skills and general understanding of financial and other matters, enable the Trustees to effectively participate in and contribute to the Board’s functions and oversight of the Trust.  References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 888-523-4233 or Matthew S. Chambers, Esq. at 336-607-7313.  Thank you for your consideration.

Sincerely,

Congressional Effect Family of Funds
/s/ David F. Ganley

David F. Ganley
Secretary and Chief Compliance Officer

cc:	Dominic Minore
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

Jeffrey T. Skinner
Kilpatrick Stockton LLP
1001 West Fourth Street
Winston-Salem, North Carolina 27101

Matthew S. Chambers
Kilpatrick Stockton LLP
1001 West Fourth Street
Winston-Salem, North Carolina 27101